

SEC
Mail Processing
Section

MAR 0 2 2015

Washington DC
404





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1,** 2014 AND ENDING **December 31,** 2014
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PERCIVAL FINANCIAL PARTNERS, LTD.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

VILLAGE SQUARE II SUITE 252   5100 FALLS ROAD
(No. and Street)

BALTIMORE   **MARYLAND**   **21210**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH P. TAYLOR, SR   **(410) 323-5333**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD N. COLMAN, CPA, AUDITORS, PC
(Name – if individual, state last, first, middle name)

2 RESERVOIR CIRCLE SUITE 100 BALTIMORE MARYLAND 21208
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, KENNETH P. TAYLOR, SR. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERCIVAL FINANCIAL PARTNERS, LTD. , as of DECEMBER 31 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 3, 2016

_____
Signature

KENNETH P. TAYLOR, SR.   PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: PERCIVAL FINANCIAL PARTNERS, LTD.
Address: VILLAGE SQUARE II SUITE 252
         5100 FALLS ROAD
         BALTIMORE, MD 21210
Telephone: 410-323-5333
SEC Registration Number: 8-49577
FINRA Registration Number: 41813

(ii) Accounting Firm
Name: RICHARD N. COLMAN, CPA, AUDITORS, PC
Address: 2 RESERVOIR CIRCLE SUITE 100 BALTIMORE, MD 21208
Telephone: 410-653-0800
Accountant's State Registration Number: 8371

Date of PCAOB Registration Approval: December 17, 2009

(iii) Audit date covered by the Agreement: DECEMBER 31, 2014

(iv) The contractual commitment to conduct the broker's or dealer's annual audit -
- (check one)

( ) is for the annual audit only for the fiscal year ending DECEMBER 31, 2014*
(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this
form each successive year. Pursuant to Rule 17a-5(f)(2), the above person has
been designated as the independent public accountant for the above-mentioned
broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the
Securities and Exchange Commission will not recognize: (a) any person as a
certified public accountant who is not duly registered in good standing as such
under the laws of his place of residence or principal office; or (b) any person as a
public accountant who is not in good standing and entitled to practice as such
under the laws of his place of residence or principal office. Lastly, I understand
that should the above-mentioned broker-dealer submit an audit by someone not
recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the
audit of the broker-dealer to not have been filed.

Signature: _____

Name: KENNETH P. TAYLOR, SR   President

Date: 2/9/2015

Richard N. Colman

CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS

A Professional Corporation

2 Reservoir Circle, Suite 100

Baltimore, Maryland 21208

Phone: (410) 486-8500

FAX: (410) 653-1093

MEMORANDUM OF INDEPENDENCE

This memorandum is to document the independence of Richard N. Colman, CPA, Auditors, PC and Richard N. Colman, CPA, PA from David, Colman & Company and Joseph A. David & Company, PA.

Richard N. Colman, CPA, PA ("the PA") and Richard N. Colman, CPA, Auditors, PC ("the PC") are 100% owned by Richard N. Colman, CPA. The PA performs tax and accounting engagements but no audits. The PC performs only audit engagements.

David, Colman & Company is a partnership formed by Richard N. Colman, CPA, PA and Joseph A. David & Company, PA as an occupancy and administrative sharing partnership. The lease of the premises is in the name of David, Colman & Company and rent, various occupancy and office expenses are paid from the partnership. Richard N. Colman, CPA, Auditors, PC is not a party to the lease. The partnership has no employees.

Furthermore, the employees of the two companies occupy separate spaces within the confines of the leased space. Only the conference room and the copier room are shared.

Richard N. Colman, CPA, PA and Joseph A. David & Company, PA reimburse the partnership for their respective portion of expense. As such, the partnership has no profit or loss.

There are no interrelated family members between Richard N. Colman, CPA, Auditors, PC and Joseph A. David & Company, PA either as owners, employees, or relatives of any kind.

Richard N. Colman, CPA, Auditors, PC, Richard N. Colman, CPA, PA and Joseph A. David & Company, PA are separate entities with separate clients, staff, data processing equipment hardware and software. Each entity bills and collects from its clients separately.

Neither practice does work for nor refer clients directly to the other.

With respect to Percival Financial Partners, Ltd., Richard N. Colman, CPA, Auditors, PC performs only the year-end audit. It does not provide any management or tax advisory services.

Richard N. Colman, CPA, PA provides no services to Percival Financial Partners, Ltd.

Joseph A. David & Company, PA provides general accounting, write-up and tax advisory services to Percival Financial Partners, Ltd. It does not participate in the audit in any way.

This engagement is not material to the combined revenues of Richard N. Colman, CPA, Auditors, PC and Richard N. Colman, CPA, PA.

This engagement is not material to the revenues of Joseph A. David & Company, PA.

Richard N. Colman   **David, Colman & Company**

CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS

A Professional Corporation

by: *Richard N. Colman, CPA* President   by: *Joseph A. David, CPA*, President

Richard N. Colman, CPA, President   **Joseph A. David, CPA, President**

                                                    Joseph A. David & Company, PA

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7 General Assessment Reconciliation to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Percival Financial Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Percival Financial Partners, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Percival Financial Partners, Ltd.'s management is responsible for the Percival Financial Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2014, if applicable, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, if applicable, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, if applicable, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed if applicable, noting no differences,.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richard N. Colman, CPA, Auditors, PC
Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation

Baltimore, Maryland
January 25, 2015

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

EXEMPTION REPORT
Under Securities and Exchange Commission Rule 15c3-3 (k)(2)(ii)

For the period July 1, 2014 through December 31, 2014 and the year then ended Percival Financial Partners, Ltd. claimed an exemption from Rule 15c3-3 under the provisions in Paragraph (k)(2)(ii) which applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit a customer funds and securities to such clearing broker-dealer.

To the best of our knowledge and belief Percival Financial Partners, Ltd. met the identified exemption provisions in paragraph (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2014, without exception.

Richard N. Colman, CPA, Auditors, PC
Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation

Baltimore, Maryland
January 25, 2015

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2014

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2014

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS &o AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2014
CONTENTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

We have audited the accompanying financial statements of Percival Financial Partners, Ltd. which comprise the statement of financial condition of as of December 31, 2014 and the related statement of income and retained earnings, statement of cash flows, statement of changes in stockholder's equity, computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and schedule of operating expenses as of and for the years then ended and the notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making these risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the financial statements referred to in the first paragraph do present fairly, in all material respects, the financial condition of Percival Financial Partners, Ltd. as of December 31, 2014 and the related statement of income and retained earnings, statement of cash flows, statement of changes in stockholder's equity, computation of net capital under rule 15c3-1 of the Securities and Exchange Commission and schedule of operating expenses as of and for the years then ended.

Richard N. Colman, CPA, Auditors, PC
Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation

Baltimore, Maryland
January 25, 2015

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents (Note 1)	84,500
Accounts Receivable (Notes 1 and 2)	129,884
Employee and Officer Receivables	274,626
Prepaid Expenses	37,487
TOTAL CURRENT ASSETS	526,497

FIXED ASSETS (Note 3)

Furniture	27,176
Office Equipment	85,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	121,943
ACCUMULATED DEPRECIATION (Note 3)	114,536
TOTAL FIXED ASSETS, net	7,407

OTHER ASSETS

Organizational Expense (net of $2,500 of accumulated amortization)	-
TOTAL OTHER ASSETS	-
TOTAL ASSETS	533,904

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

CURRENT LIABILITIES

Accounts Payable (Note 1)	31,058
Payroll Taxes Payable	-
Pension Payable (Note 8)	37,833
TOTAL CURRENT LIABILITIES	68,891
TOTAL LIABILITIES	68,891

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value	50,000
(75,000 shares authorized; 50,000 shares issued and outstanding)	
Contributed Capital In Excess of Par	275,500
Retained Earnings	139,513
TOTAL STOCKHOLDERS' EQUITY	465,013

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	533,904

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

	$	%
COMMISSION INCOME	5,403,571	100.00
COST OF COMMISSIONS		
Execution Expense	141	0.00
Clearance Expense	62,356	1.15
Fees Expense	-	0.00
TOTAL COST OF COMMISSIONS	62,497	1.16
GROSS PROFIT	5,341,074	98.84
OPERATING EXPENSES (See Schedule)	4,096,228	75.81
NET INCOME (LOSS) FROM OPERATIONS	1,244,846	23.04
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	6,939	0.13
Miscellaneous Income	-	0.00
Loss on Abandonment of Asset	-	0.00
TOTAL OTHER INCOME	6,939	0.13
NET INCOME	1,251,785	23.17
RETAINED EARNINGS, Beginning	1,220	
S Corporation Distributions	(1,113,492)	
RETAINED EARNINGS, Ending	139,513	

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOW FROM OPERATING ACTIVITIES:

Net Income	1,251,785

Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:

Depreciation	2,008
Dividend and Interest Income	(6,939)
Increase in Accounts Receivable	(121,269)
Decrease in Prepaid Expenses	(24,538)
Decrease in Accounts Payable	10,669
Increase in Payroll Taxes Payable	(67,777)
Increase in Pension Payable	31,384
Total Adjustments	(176,462)
Net Cash Provided By Operating Activities	1,075,323

CASH FLOWS FROM INVESTING ACTIVITIES:

Dividend and Interest Income	6,939
Increase in Employee Receivables	(86,674)
Acquisition of Fixed Assets (Net of Disposition)	(4,000)
S Corporation Distributions	(1,113,492)
Rounding	0
Net Cash Flows From Investing Activities:	(1,197,227)

CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash Flows From Financing Activities	0
NET INCREASE IN CASH	(121,904)
CASH AND CASH EQUIVALENTS, BEGINNING	206,404
CASH AND CASH EQUIVALENTS, ENDING	84,500
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

-5-

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	1,220
Additions	0	0	0
Reductions	0	0	(1,113,492)
Net Income	0	0	1,251,785
Ending Balance	50,000	275,500	139,513

THIS PAGE INTENTIONALLY LEFT BLANK

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Southwest Securities, Inc. (see Note 5 below).

In 2014, the Company began performing transition management services.

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the first 15 days of 2014, hence, the allowance for doubtful accounts as of December 31, 2014 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2014 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	82,257	3,200
Leasehold Improvements	9,310	5,103	4,207
Total Fixed Assets - Cost	$ 121,943	$ 114,536	$ 7,407

Depreciation expense for the year ended December 31, 2014 was $2,008.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a 6 year 9 month operating lease expiring September 30, 2017. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2015	51,244
2016	53,300
2017	41,572
TOTAL	$ 146,116

Note 5 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into a four year agreement with Southwest Securities, Inc. to provide trading and brokerage services and terminated its relationship with Apex Clearing Corporation on August 13, 2013. Trading and clearing of securities with Southwest Securities, Inc. began on August 13, 2013.

There were no Termination fees associated with the termination of the agreement with Apex Clearing Services.

Termination fees associated with early termination of this agreement with Southwest Securities, Inc. include reasonable expenses incurred by Southwest Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Southwest Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Southwest Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Southwest Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Southwest Securities, Inc. (an amount estimated to be $0)

Note 5 - OTHER COMMITMENTS (Continued)

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Penson Financial Services, Inc. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $144,493, aggregate indebtedness of $68,691 with a percentage of aggregate indebtedness to net capital of 47.68%.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2014. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2014 this contribution is $37,833.

PERCIVAL FINANCIAL PARTNERS, LTD.

DECEMBER 31, 2014

THIS PAGE INTENTIONALLY LEFT BLANK

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208

Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE
COMMISSION RULE 17a-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SECURITIES AND
EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2014, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure, or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS so AUDITORS
A Professional Corporation

Baltimore, Maryland
January 25, 2015

-13-

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Computation of Net Capital

Total Stockholder's Equity	465,013
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholder's Equity Qualified for Net Capital	465,013
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	465,013
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)	0
Office Equipment (Cost $85,457 less $82,257 Accumulated Depreciation)	3,200
Leasehold Improvements (Cost $9,310 less $5,103 Accumulated Depreciation)	4,207
Other Assets	312,113
Total Non-Allowable Assets	319,520
Total Deductions and/or Charges:	319,520
Net Capital Before Haircuts on Securities Positions	145,493
Haircuts on Securities Positions	1,000
Total Haircuts on Securities Positions	1,000
Net Capital	144,493
Total Aggregate Indebtedness	
Accounts Payable	31,058
Payroll Taxes Payable	0
Pension Payable	37,833
Total Aggregate Indebtedness	68,891
Percentage of Total Aggregate Indebtedness to Net Capital	47.68%

Computation of Basic Net Capital Requirement

Net Capital per Above   144,493

    Minimum Net Capital Required (6 2/3% of Aggregaste Indebtedness)   4,595
    Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer   5,000

Net Capital Requirement of Reporting Broker per NASD Agreement   5,000

Excess Net Capital   139,493

Net Capital less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital   137,604

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report   144,493

Add:

Deduct:

Net Capital per Above   144,493

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2014

	$	%
OPERATING EXPENSES		
Advertising & Promotion	-	-
Automobile	23,054	0
Bank Service Charges	1,279	0
Computer and Data Processing	-	-
Consulting Expense	784,716	15
Contributions	77,287	1
Delivery, Courier and Postage	8,074	0
Depreciation	2,008	0
Dues, Subscriptions, and Publications	336,848	6
Employee Benefits	106,840	2
Entertainment	108,729	2
Insurance	148,121	3
Interest Expense	-	-
Legal and Accounting	96,672	2
Office Expense	42,279	1
Payroll Services	4,564	0
Payroll Taxes	90,835	2
Pension Expense	37,833	1
Rent and Occupancy Expense (Note 4)	51,704	1
Salaries, Wages and Bonuses	1,761,372	33
Salaries - Officer	188,351	3
Taxes and Licenses	2,180	0
Telephone and Communication	27,171	1
Travel	196,311	4
TOTAL OPERATING EXPENSES	**4,096,228**	**75.80**



PERCIVAL FINANCIAL PARTNERS, LTD.

VILLAGE SQUARE II • 5100 FALLS ROAD, SUITE 252 • BALTIMORE, MD 21210 • 410-323-5333 • FAX: 410-323-2215 • 800-949-0799

February 9 ,2015

FINRA
701 Market Street
Philadelphia, PA 19106

Reference: **Exemption Report**
Percival Financial Partners, Ltd. CRD# 41813

For the period June 1, 2014 through December 31, 2014 Percival Financial Partners, LTD. claimed an exemption from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) which applies to broker-dealers who, as introducting broker-dealers, clear all customer transactions on a fully- disclosed basis with a clearing broker-dealer, and who promply transmit all customer funds and securities to such clearing broker- dealer.

To the best of our knowledge and belief the firm met the identified exemption provision in paragraph (k)(2)(ii) throughout the most recent fiscal year ending December 31, 2014 without exception.

Respectfully submitted,

Kenneth P. Taylor, Sr.
President/ CEO

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 3, 2016

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 3, 2016

NASD-SIPC